SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 22, 2016

List of materials

Documents attached hereto:

i) Press release Announcing Absorption-type Merger (Small-scale Merger and Short-Form Merger) of Sony Haneda Corporation into Sony Corporation

February 22, 2016
Sony Corporation

Announcement of Absorption-type Merger (Small-scale Merger and Short-Form Merger) of
Sony Haneda Corporation into Sony Corporation

Sony Corporation (“Sony”) today announced that Sony Haneda Corporation (“Sony Haneda”) will merge into Sony by an “absorption-type merger”, as set forth below.

Certain information is omitted from this announcement since this is an absorption-type merger with Sony’s wholly-owned subsidiary.

1.	Purpose of the merger

The purpose of this merger is to manage and utilize our group-owned assets in an optimal and efficient manner.

2.	Summary of the merger

(1)	Schedule of the merger
Approval of the merger agreement
(by the representative corporate executive officer) Execution of the merger agreement Effective date of the merger	February 22, 2016 February 22, 2016 April 1, 2016 (scheduled)

*
Sony and Sony Haneda will both perform the contemplated merger without obtaining shareholder approval of the merger agreement pursuant to the provisions of the “small-scale merger” as set forth in Paragraph 2 of Article 796 and the “short-form merger” as set forth Paragraph 1 of Article 784 of the Companies Act of Japan.

(2)
Method of the merger

The method of the contemplated merger is an absorption-type company merger between Sony (as the surviving company) and Sony Haneda (as the absorbed company). Sony Haneda will be dissolved.

(3)
Details of consideration allotted upon the merger

As Sony Haneda is a wholly-owned subsidiary of Sony, the merger will not involve the issuance of new shares, an increase in capital stock or the payment of consideration.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the absorbed company Sony Haneda has not issued any stock acquisition rights or bonds with stock acquisition rights.

3.	Summary of both parties (The numbers shown below are as of March 31, 2015)

Trade name	Sony Corporation (Surviving Company)	Sony Haneda Corporation (Absorbed Company)
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	23-14, Higashi Kojiya 5-chome, Ota-ku, Tokyo, Japan
Title and name of Representative	Kazuo Hirai Representative Corporate Executive Officer	Yoshiya Kikuchi President
Business	Manufacture and sale of electronic and electrical machines and equipment	Lease and management of real estate
Stated capital	¥ 707,038 million	¥ 100 million
Date of incorporation	May 7, 1946	November 1, 1971
Number of shares issued	1,169,773,260 shares	200,000 shares
Fiscal year-end	March 31	March 31
Major shareholders and shareholding ratio
1   Citibank as Depositary Bank for Depositary Receipt Holders        10.93%

2   The Master Trust Bank of Japan, Ltd. (Trust Account)                     4.56%

3   Japan Trustee Services Bank, Ltd. (Trust Account)                           4.34%

4   Goldman, Sachs & Co. Reg                                                                     2.98%

5   State Street Bank and Trust Company                                                   2.17%
Sony Corporation 100%
Net assets	¥ 2,928,469 million (consolidated) (Note)	¥ 254 million (non-consolidated)
Total assets	¥ 15,834,331 million (consolidated)	¥ 273 million (non-consolidated)
Net assets per share	¥ 1,982.54 (consolidated)	¥ 1,270.30 (non-consolidated)
Net sales	¥ 8,215,880 million (consolidated)	¥ 54 million (non-consolidated)
Operating income	¥ 68,548 million (consolidated)	¥ 34 million (non-consolidated)
Ordinary income	¥ 39,729 million (consolidated) (Note)	¥ 35 million (non-consolidated)
Net income (loss)	(¥ 125,980 million) (consolidated) (Note)	¥ 24 million (non-consolidated)
Net income (loss) per share	(¥ 113.04) (consolidated) (Note)	¥ 119.64 (non-consolidated)

Note:
Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity”, “income before income taxes”, “net income (loss) attributable to Sony's stockholders” and “net income (loss) attributable to Sony's stockholders per share of common stock” are stated in place of “net assets”, “ordinary income”, “net income (loss)” and “net income (loss) per share” respectively.

4.
Status after the merger

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business merged by the contemplated merger), the stated capital or fiscal year-end of Sony upon the completion of the contemplated merger.

5.	Outlook No material impact on Sony’s consolidated financial results is anticipated as a result of the completion of the contemplated merger.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2016, which was announced on January 29, 2016, and its consolidated financial results for the fiscal year ended March 31, 2015.
(Yen in billions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income (loss) attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2016	7,900	320	345	140
Consolidated financial results for the fiscal year ended March 31, 2015	8,216	69	40	(126)

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